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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of September, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F   X     Form 40-F
                                       ---              ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                              Yes             No  X
                                 ---             ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes            No  X
                                  ---            ---

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes            No X
                                  ---           ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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

 ENDESA FINALISES PURCHASE OF ADDITIONAL 35% OF SNET FROM CHARBONNAGES DE FRANCE


o    The purchase increases ENDESA's stake in the French generator to 65%.

o With the acquisition, Endesa consolidates its presence on the French electricity market and achieves one of the key objectives of its Strategic Plan for Mediterranean Europe.

o SNET's new Board of Directors has confirmed Andre Sainjon as Chairman and has appointed Joaquin Galindo Velez General Manager.


New York, September 13, 2004. ENDESA (NYSE: ELE) today finalised in Paris the acquisition of an additional 35% stake in the French electricity generator SNET from Charbonnages de France. The purchase was approved by EC competition authorities, and on 29 July the decree on SNET's privatisation was made public after being approved by the French Privatisation and Transfers Commission.

As a result, ENDESA, through its subsidiary ENDESA Europa, now owns 65% of the generator, giving it a controlling stake.

After signing the agreement and constituting SNET's new Board of Supervisors, the Board confirmed Andre Sainjon as Chairman and appointed as deputy chairman the General Manager of ENDESA Europa, Jesus Olmos Clavijo, and Joaquin Galindo Velez as General Manager.

The cost of the operation, including the Euro 450 million that ENDESA paid for its earlier purchase of a 30% stake, totals Euro 571 million. In line with the terms of the recommendations of the French Privatisation and Transfers Commission, ENDESA will pay the difference of Euro 121 million in two installments: an immediate payment of Euro 41 million and the rest, Euro 80 million, in December 2006.

In addition, within the framework of the Privatisation and Transfers Commission's recommendations, the purchase agreement includes the possibility of complementary payments if SNET, once under ENDESA's management, meets specific EBITDA targets over the price of Euro 571 million. Thus, if SNET's EBITDA exceeds Euro 470 million in the period 2003-2005, ENDESA will pay a complementary Euro 5 million in 2006 and Euro 17 million in 2008 in the event that EBITDA is more than Euro 600 million between 2005 and 2007.

As the purchase raises ENDESA's stake to 65%, SNET's financial statements will be included under the global consolidation method as from the acquisition date.

In the near future, the remaining 35% of SNET, of which 16.25% is in the hands of Charbonnages de France and 18.75% in EDF's portfolio, is to be acquired by Gaz de France.

The future presence of Gaz de France, one of Europe's four leading gas companies, as a shareholder in SNET is particularly attractive, for both Gaz and ENDESA, because it broadens the possibilities of joint development in various areas of the electricity sector's chain of value on the French market.

SNET

SNET is France's second largest electricity producer and seller after EDF and has strategic assets within the load curve of the French system. It has total installed capacity of 2,934 MW and in 2003 its plants produced 11,100 GWh.

In France SNET owns four coal plants totalling 2,604 MW, representing around 2.5% of the French system: the Emile Huchet plant with 1,213 MW and Hornaing plant with 253 MW, located in northern France, the Lucy plant in central France with 270 MW and one in Provence with 868 MW. In 2003, these plants generated 9,300 GWh.

SNET is also present in Poland through its stake in Byalistok, a 330 MW cogeneration thermal power plant in which it owns 61%, and in Turkey through its 50% share in the Altek hydroelectric plant.

Under the terms of the French National Plan for the Assignment of Emission Rights, SNET will have the necessary rights to operate within the timeframe of the plan.

SNET's industrial plan

The plan prepared for the French company contemplates an increase in the investment's profitability through the transfer of ENDESA's better practices, as its business tradition includes a clear awareness of the implications of a public utility that manages electricity assets. This will enhance efficiency ratios, provide additional profits on sales activities and guarantee the viability of current sites as well as create the possibility of investment in new capacity through the future use of these sites. In this respect, ENDESA sees potential for the installation of a further 3,600 MW.

Within the plans for new capacity, a renewable energy programme is being developed with potential projects amounting to around 108 MW and a portfolio of wind-power projects in progress totalling 57 MW. ENDESA also envisages the improvement of environmental aspects of several of SNET's plants in France, specifically lengthening the useful life of the 600 MW groups belonging to the Emile Huchet and Provence plants and the 250 MW groups belonging to the Hornaing, Lucy and Emile Huchet plants.

By strengthening SNET, ENDESA intends to enhance its position on the French electricity market, making the company a dynamic and competitive operator within the framework of electricity sector deregulation now under way in France, ensuring that its activity contributes to a more competitive market.

A market of great strategic interest to ENDESA

The acquisition marks the consolidation of ENDESA's presence in one of Europe's most attractive markets, with future growth potential derived from SNET's sites. SNET will also provide significant support for ENDESA's ongoing sales activities aimed at deregulated clients in France, where it has over 65 supply points that represent annual consumption of more than 1,400 GWh. It thus offers an appropriate platform for value creation.

In addition, ENDESA provides know-how in electricity management, drawing on its positive experience in the integration of a large number of companies in various countries with different corporate cultures that today make it one of the leading private multinational groups in the electricity sector, present in 11 countries in Europe, America and Africa.

ENDESA's European presence

In taking control of SNET, ENDESA meets one of the targets of its Strategic Plan for the European Mediterranean region and, combined with its presence in Italy through ENDESA Italia, the group gains a platform suited to future development in the area.

The ownership of ENDESA Italia is formed by ENDESA (85.3%) and the municipal-owned Italian company ASM Brescia (14.7%). ENDESA Italia is the third largest generator in Italy's electricity sector, with 5,860 MW of installed capacity, of which 4,846 MW represent thermoelectric plants and 1,014 MW hydroelectric plants.

In 2003 production was 17,867 GWh. Generation in the first six months of the year has increased by 26.5% to 10,881 GWh.

ENDESA Italia, reiterating its concern for the environment and sustainable development, has signed an agreement for the purchase of a wind farm in Sardinia (Italy). ENDESA Italia has a controlling stake in the farm, which has installed capacity of 20 MW that can be enlarged by a further 20 MW and estimated net production of 42,000 MWh/year.

ENDESA is also a participant in the construction of a combined cycle plant of 400 MW in Morocco. The construction and the right of use of this plant, located in Tahaddart at some 30 kilometres from Tangier, was awarded by the Moroccan firm Office National d'Electricite (ONE) to a company called Energie Electrique de Tahaddart, formed by ONE (48%), ENDESA (32%) and Siemens (20%). The construction work began in February 2003 and the plant is due to come on stream in 2005.

In addition, on the sales side ENDESA has over 900 supply points for qualified customers in six European countries, which together represent annual consumption of over 12,000 GWh. In Italy, last year it created the Ergon Energia distribution company with its partner in ENDESA Italia, ASM Brescia. In France, it is the second largest distributor after EDF. In Germany it represents 0.25% of the industrial market, and in Andorra it supplies 60% of imports, representing over 50% of the energy consumed there.



Please note there is a presentation on the transaction available for download from the "Investors" section of Endesa's website, at www.endesa.es


      For additional information please contact David Raya, North America
              Investor Relations Office, telephone # 212 750 7200
                              http://www.endesa.es

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ENDESA, S.A.

Dated: September 13th, 2004        By: /s/ David Raya
                                       -----------------------------------------
                                   Name: David Raya
                                  Title: Manager of North America Investor
                                         Relations